EHouse Global, Inc.

9974 Scripps Ranch Blvd.

San Diego, CA 92131

July 17, 2014

VIA EDGAR

A.N. Parker, Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	EHouse Global, Inc.

Amendment No. 1 to the Registration Statement on Form S-1

Filed July 3, 2014

File No. 333-196279

Dear Ms. Parker:

EHouse Global, Inc. (the “Company) is in receipt of your comment letter dated July 15, 2014 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by the Company’s responses:

Exhibit 5.1

1.	The legal opinion states that “The Registration Statement relates to an offering of 40,000,000 shares of the Company’s common stock, par value $0.001 per share, that are to be issued to Dutchess Opportunity Fund II, LP (the “Shareholder”),” and that “it is our opinion that the common stock to be issued to the Shareholder will be legally issued, fully paid and non-assessable.” Please revise the opinion to cover the resale of the Company’s shares by Dutchess.

RESPONSE:	We have revised our opinion to clarify that the opinion covers the resale of the Company’s shares by Dutchess.

2.	The opinion states that “We offer our opinion based upon the laws of the State of New Jersey and have assumed without further inquiry that the laws of the State of Nevada are substantially similar to and would lead to the same result as those of the State of New Jersey in respect of the opinions contained herein. We express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.” Please remove this inappropriate assumption on counsel’s expertise and provide an opinion based on Nevada law.

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RESPONSE:	We have revised the language to state that we are offering our opinion based upon the laws of the State of Nevada.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

EHouse Global, Inc.

By:	/s/ Scott Corlett
Name: Scott Corlett
Title: President and Chief Executive Officer

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